UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-38278

Jianpu Technology Inc.

5F Times Cyber Building, 19 South Haidian Road

Haidian District, Beijing

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒            Form 40-F     ☐

Jianpu Technology Inc. Receives Delisting Notice from the New York Stock Exchange

On February 20, 2024, Jianpu Technology Inc. (the “Company”) was notified by the New York Stock Exchange (“NYSE”) that the staff of NYSE Regulation has determined to commence proceedings to delist the American depositary shares (“ADSs”) of the Company, each representing twenty (20) Class A ordinary shares of the Company, from the NYSE. Trading in the Company’s ADSs was suspended immediately.

NYSE Regulation reached its decision to delist the Company’s ADSs pursuant to Section 802.01B of the NYSE’s Listed Company Manual because the Company had fallen below the NYSE’s continued listing standard requiring listed companies to maintain an average global market capitalization over a consecutive 30-trading-day period of at least US$15,000,000.

The Company has a right to a review of this determination by a Committee of the Board of Directors of the NYSE. The NYSE will apply to the Securities and Exchange Commission (the “SEC”) to delist the Company’s ADSs upon completion of all applicable procedures, including any appeal by the Company of the NYSE Regulation staff’s decision.

The Company expects its ADSs to be eligible for quotation on an appropriate tier of the OTC Markets. This transition to the OTC Markets will not change the Company’s obligation to file annual reports and certain other reports with the SEC under the applicable federal securities laws. The Company cautions the reader to read this Form 6-K in its entirety and refer to the Company’s previous press releases and reports filed with the SEC, including the risks and uncertainties discussed therein, before making any investment decision.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jianpu Technology Inc.

By	:	/s/ Yilü (Oscar) Chen
Name	:	Yilü (Oscar) Chen
Title	:	Chief Financial Officer

Date: February 20, 2024